      DUNDEE CORPORATION

         MANAGEMENT’S DISCUSSION AND ANALYSIS

       JUNE 30, 2006

DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation”) is primarily a holding company that, through a variety of business activities and investments, is dedicated to wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s portfolio investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.

This interim Management’s Discussion and Analysis has been prepared with an effective date of August 10, 2006 and provides an update on matters discussed in, and should be read in conjunction with, the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2005.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts are in Canadian dollars, unless otherwise specified.

SIGNIFICANT INVESTMENTS AND OPERATING SEGMENTSIGNIFICANT INVESTMENTS AND OPERATING SEGMENTSIGNIFICANT INVESTMENTS AND OPERATING SEGMENTS

The following table lists the more significant investments in our portfolio as at June 30, 2006, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at June 30, 2006 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
	Period end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
Dundee Wealth Management Inc.	61%	Consolidation	N/A	$731,600
Dundee Wealth Bank	100%	Consolidation	N/A	N/A
Real Estate Segment
Dundee Realty Corporation	78%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust	26%	Equity	$181,731	267,100
Resources Segment
Eurogas Corporation	51%	Consolidation	N/A	94,200
Dundee Precious Metals Inc.	21%	Equity	71,394	136,400
Breakwater Resources Ltd. (a)	18%	Equity	46,528	120,100

(a)

Book value and period end ownership is determined before considering 30,801,000 warrants to acquire additional common shares of Breakwater Resources Ltd. at $0.20 per share.

Wealth Management

The wealth management segment consists of the operations of our subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) (www.dundeewealth.com).  Dundee Wealth carries on its business through its 84% owned subsidiary, DWM Inc. (“DWM”) and through operating subsidiaries of DWM.  Dundee Wealth reports its operations through two business segments, investment management operations and brokerage operations.  Brokerage operations include both financial advisory and capital markets activities.  Our wealth management segment also includes operations from domestic and international banking activities.  Domestic banking activities are conducted through our wholly owned subsidiary, Dundee Wealth Bank, which commenced operations on July 8, 2005.  International banking activities are conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

DUNDEE CORPORATION

Real Estate

The real estate segment includes the operations of our 78% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty, and by our 26% interest in Dundee Real Estate Investment Trust ("Dundee REIT") (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary.  Our principal resource investment is our 51% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans on carrying on exploration, development, acquisition and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 18% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.com) and our interests in Corona Gold Corporation and Valdez Gold Corporation, all of which are accounted for by the equity method.  We also hold several other investments in public and private companies in the resource sector.

Other Investments and Corporate Costs

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  These investments may be accounted for by the equity method if they are subject to significant influence, otherwise they are accounted for at cost1.  This segment also includes general corporate overhead costs, including stock based compensation costs, which are not specifically allocated to any operating division.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢

“AUM” or “Assets under Management” represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis and in respect of which Dundee Wealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our balance sheet.

➢

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by Dundee Wealth and in respect of which Dundee Wealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our balance sheet.

➢

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows, primarily in our wealth management segment.

➢

“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on our financial results and condition.  Significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2005 (“2005 Audited Financial Statements”) and a detailed description of the judgements and estimates involved in the application of these accounting policies is detailed in our management’s discussion and analysis as at and for the year ended December 31, 2005.

1 See “Future Accounting Changes”.

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Six months ended JUNE 30, 2006 compared with the six months ended JUNE 30, 2005

Consolidated Net Earnings

Net earnings for the six months ended June 30, 2006 were $54.8 million or $2.19 per share compared with $26.4 million or $1.05 per share in the same period of 2005.  Net earnings in the first half of last year included a dilution gain of $13.1 million resulting primarily from a public offering completed by Dundee Wealth in the first quarter of that year.  By comparison, dilution gains resulting from issuances of shares in our subsidiaries during the first half of this year were $1.2 million.

(in thousands of dollars)
		Three Months		Six Months
For the three and six months ended June 30,	2006	2005	2006	2005
Wealth management	$10,492	$8,093	$29,343	$15,488
Real estate	33,791	9,493	41,116	18,543
Resources	12,684	(619)	20,441	(634)
Other investments and corporate costs	(5,587)	(5,102)	(10,980)	(7,286)
Intersegment	818	818	1,636	1,636
	52,198	12,683	81,556	27,747
Dilution gains (loss) from consolidated subsidiaries	(2,385)	97	1,162	13,089
Income taxes	(13,503)	(8,587)	(27,948)	(14,417)
	$36,310	$4,193	$54,770	$26,419

Our consolidated earnings in the first half of 2006 have increased by over 100% as compared with the first half of last year.  Most of this increase occurred in the second quarter of the year, with consolidated earnings increasing by $32.1 million to $36.3 million compared with $4.2 million earned in the second quarter of 2005.

In the second quarter of 2006, our real estate division realized a non-recurring gain of $9.8 million relating to the transfer of our 50% interest in Dundee Management Limited Partnership (“DMLP”), a property management and real estate advisory service company, to Dundee REIT.  In addition, we realized dilution gains of $17.0 million (YTD - $17.6 million) from our investment in Dundee REIT, due to completion of equity issues during the period.

We also realized equity earnings in our resources segment of $21.0 million from positive results in our investments in Breakwater Resources and Dundee Precious Metals.

Operations of our wealth management division contributed $2.4 million more to earnings in the second quarter of this year compared with the same period of 2005.  The wealth management segment continued to report growth in AUM, which contributed to an increase in management fee revenues and profitability in Dundee Wealth.  In addition, corporate finance activities in the brokerage segment were also strong in the quarter.  Net earnings in the wealth management division are net of $3.3 million of operating losses in Dundee Wealth Bank.  There were no comparable operating losses in the first six months of last year as operations of the Dundee Wealth Bank commenced in July 2005.

A more comprehensive discussion of factors that affected each business segment is included under “Segmented Results of Operations.”

DUNDEE CORPORATION

On June 22, 2006, we completed a public offering of 6.0 million 5.00% cumulative redeemable first preference shares, series 1 (the “Series 1 Shares”) at a price of $25.00 per share.  Net proceeds from the offering, after deducting issue costs of $4.4 million were $145.6 million.  The proceeds were temporarily used to repay all amounts that we had borrowed pursuant to our revolving term credit facility, with the balance being invested in short-term marketable securities.  Subsequent to the end of the quarter, we announced the early redemption of our $150 million 6.70% Senior Debentures.  The redemption was completed on August 8, 2006 at a redemption price of $157.0 million, with the redemption price funded primarily with proceeds of our public offering of the Series 1 Shares.

Consolidated Earnings Per Share

Earnings available to Class A subordinate shares (“Subordinate Shares”) and class B common shares were $2.19 per share in the first six months of 2006 compared to $1.05 per share in the same period of 2005.  Details of the weighted average number of shares outstanding and the effect of dilutive securities to the calculation of earnings per share are illustrated in the table below.

(in thousands of dollars except weighted average number of shares outstanding and per share amounts)
		Three Months		Six Months
For the three and six months ended June 30,	2006	2005	2006	2005
Net earnings available to Subordinate Share holders and
Class B Share holders	$36,310	$4,193	$54,770	$26,419
Weighted average number of shares outstanding	25,053,666	25,259,330	25,029,794	25,252,575
Basic earnings per share	$1.45	$0.17	$2.19	$1.05

Effect of dilutive securities to available net earnings	$(681)	$(149)	$(1,677)	$(428)
Effect of dilutive securities to weighted average number of shares outstanding	808,675	688,441	864,059	685,496
Diluted earnings per share	$1.38	$0.16	$2.05	$1.00

Corporate Investments

Other than our consolidated investments, all other investments are recorded as corporate investments on our consolidated balance sheets.  As at June 30, 2006, the market value of these corporate investments, excluding the value of our consolidated investments, was $708 million (December 31, 2005 – $567 million).  Market value is determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

(in thousands of dollars)
		June 30, 2006		December 31, 2005
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity Accounted Investments	$307,740	$506,824	$252,687	$394,261
Marketable Securities	81,381	90,151	75,945	83,857
Other Portfolio Investments	62,831	110,738	58,742	88,485
	$451,952	$707,713	$387,374	$566,603

In the first half of 2006, we invested cash of $10.5 million to our investment portfolio.  Additionally, we received $10.3 million of distributions from Dundee REIT and Dundee Properties Limited Partnership.  These distributions were reinvested under Dundee REIT’s distribution reinvestment and unit purchase plan.  Proceeds from the disposition of DMLP, aggregating approximately $13.9 million, were paid in additional units of Dundee REIT, some of which are held in escrow and will only be released in June 2007.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and general global capital market conditions.  The market value of our portfolio increased from $566.6 million at the end of 2005 to $707.7 million at the end of the recent quarter primarily due to increases in values of our resource holdings, although events in global capital markets late in the second quarter did result in some market depreciation since March 31, 2006.  Our portfolio activity will vary from period to period, depending on when we decide to sell a particular holding, resulting in investment gains and losses that may fluctuate significantly from period to period.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS - Six months ended June 30, 2006 and 2005EGMENTED RESULTS OF OPERATIONS - Six months ended June 30, 2006 and 2005

(in thousands of dollars)						2006

	Wealth			Other Investments
For the six months ended June 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$180,730	$-	$-	$-	$-	$180,730
Redemption fees	6,682	-	-	-	-	6,682
Financial services	198,218	-	-	1,280	(1,221)	198,277
Real estate revenue	-	84,519	-	-	-	84,519
Oil and gas sales, net of royalties	-	-	-	-	-	-
Investment income (loss)	6,520	9,805	287	5,458	(1,824)	20,246
	392,150	94,324	287	6,738	(3,045)	490,454
EXPENSES
Selling, general and administrative	131,642	3,831	1,188	6,772	(1,221)	142,212
Variable compensation	130,146	-	-	-	-	130,146
Trailer service fees	49,775	-	-	-	-	49,775
Operating costs, real estate	-	59,606	-	-	-	59,606
Operating costs, oil and gas properties	-	-	-	-	-	-
	311,563	63,437	1,188	6,772	(1,221)	381,739
OPERATING EBITDA	80,587	30,887	(901)	(34)	(1,824)	108,715
Amortization of deferred sales commissions	25,688	-	-	-	-	25,688
Depreciation, depletion and amortization	8,257	3,729	22	1,180	-	13,188
Interest expense	2,943	4,625	329	10,109	(3,460)	14,546
OPERATING EARNINGS (LOSS)	43,699	22,533	(1,252)	(11,323)	1,636	55,293
Equity earnings	-	21,048	21,034	343	-	42,425
Non-controlling interest	(14,356)	(2,465)	659	-	-	(16,162)
	$29,343	$41,116	$20,441	$(10,980)	$1,636	81,556
Dilution gains						1,162
Income taxes						(27,948)
NET EARNINGS FOR THE PERIOD						$54,770

(in thousands of dollars)						2005

	Wealth			Other Investments
For the six months ended June 30, 2005	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$135,494	$-	$-	$-	$-	$135,494
Redemption fees	5,891	-	-	-	-	5,891
Financial services	161,573	-	-	1,345	(1,345)	161,573
Real estate revenue	-	75,725	-	-	-	75,725
Oil and gas sales, net of royalties	-	-	48	-	-	48
Investment income (loss)	1,466	-	(231)	3,342	(622)	3,955
	304,424	75,725	(183)	4,687	(1,967)	382,686
EXPENSES
Selling, general and administrative	112,156	4,138	1,336	6,366	(1,345)	122,651
Variable compensation	108,476	-	-	-	-	108,476
Trailer service fees	35,160	-	-	-	-	35,160
Operating costs, real estate	-	52,539	-	-	-	52,539
Operating costs, oil and gas properties	-	-	(656)	-	-	(656)
	255,792	56,677	680	6,366	(1,345)	318,170
OPERATING EBITDA	48,632	19,048	(863)	(1,679)	(622)	64,516
Amortization of deferred sales commissions	20,844	-	-	-	-	20,844
Depreciation, depletion and amortization	4,873	1,156	72	532	-	6,633
Interest expense	2,668	1,735	138	5,466	(2,258)	7,749
OPERATING EARNINGS (LOSS)	20,247	16,157	(1,073)	(7,677)	1,636	29,290
Equity earnings	-	3,467	59	391	-	3,917
Investment provision	-	-	-	-	-	-
Non-controlling interest	(4,759)	(1,081)	380	-	-	(5,460)
	$15,488	$18,543	$(634)	$(7,286)	$1,636	27,747
Dilution gains						13,089
Income taxes						(14,417)
NET EARNINGS FOR THE PERIOD						$26,419

DUNDEE CORPORATION

SEGMENTED STATEMENT OF OPERATIONS - Three months ended June 30, 2006 and 2005EGMENTED STATEMENT OF OPERATIONS - Three months ended June 30, 2006 and 2005

(in thousands of dollars)						2006

	Wealth			Other Investments
For the three months ended June 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUE
Management and administration fees	$90,811	$-	$-	$-	$-	$90,811
Redemption fees	3,364	-	-	-	-	3,364
Financial services	90,582	-	-	594	(594)	90,582
Real estate revenue	-	45,354	-	-	-	45,354
Oil and gas sales, net of royalties	-	-	-	-	-	-
Investment income (loss)	4,780	9,805	126	3,034	(1,020)	16,725
	189,537	55,159	126	3,628	(1,614)	246,836
EXPENSES
Selling, general and administrative	68,385	1,320	916	3,596	(594)	73,623
Variable compensation	59,772	-	-	-	-	59,772
Trailer service fees	25,532	-	-	-	-	25,532
Operating costs, real estate	-	31,874	-	-	-	31,874
Operating costs, oil and gas properties	-	-	-	-	-	-
	153,689	33,194	916	3,596	(594)	190,801
OPERATING EBITDA	35,848	21,965	(790)	32	(1,020)	56,035
Amortization of deferred sales commissions	13,295	-	-	-	-	13,295
Depreciation, depletion and amortization	4,733	2,510	14	592	-	7,849
Interest expense	1,385	2,500	(14)	5,122	(1,838)	7,155
OPERATING EARNINGS (LOSS)	16,435	16,955	(790)	(5,682)	818	27,736
Equity earnings	-	18,977	13,032	95	-	32,104
Non-controlling interest	(5,943)	(2,141)	442	-	-	(7,642)
	$10,492	$33,791	$12,684	$(5,587)	$818	52,198
Dilution loss						(2,385)
Income taxes						(13,503)
NET EARNINGS FOR THE PERIOD						$36,310

(in thousands of dollars)						2005

	Wealth			Other Investments
For the three months ended June 30, 2005	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUE
Management and administration fees	$69,092	$-	$-	$-	$-	$69,092
Redemption fees	2,851	-	-	-	-	2,851
Financial services	73,293	-	-	645	(645)	73,293
Real estate revenue	-	31,651	-	-	-	31,651
Oil and gas sales, net of royalties	-	-	(76)	-	-	(76)
Investment income (loss)	876	-	(124)	946	(384)	1,314
	146,112	31,651	(200)	1,591	(1,029)	178,125
EXPENSES
Selling, general and administrative	55,777	2,142	511	3,734	(645)	61,519
Variable compensation	48,021	-	-	-	-	48,021
Trailer service fees	17,949	-	-	-	-	17,949
Operating costs, real estate	-	19,324	-	-	-	19,324
Operating costs, oil and gas properties	-	-	(671)	-	-	(671)
	121,747	21,466	(160)	3,734	(645)	146,142
OPERATING EBITDA	24,365	10,185	(40)	(2,143)	(384)	31,983
Amortization of deferred sales commissions	10,805	-	-	-	-	10,805
Depreciation, depletion and amortization	2,414	925	29	273	-	3,641
Interest expense	1,250	977	137	2,858	(1,202)	4,020
OPERATING EARNINGS (LOSS)	9,896	8,283	(206)	(5,274)	818	13,517
Equity earnings	-	1,929	(482)	172	-	1,619
Investment provision	-	-	-	-	-	-
Non-controlling interest	(1,803)	(719)	69	-	-	(2,453)
	$8,093	$9,493	$(619)	$(5,102)	$818	12,683
Dilution gain						97
Income taxes						(8,587)
NET EARNINGS FOR THE PERIOD						$4,193

DUNDEE CORPORATION

WEALTH MANAGEMENT SEGMENT

For the six months ended June 30, 2006, the wealth management division earned operating EBITDA of $80.6 million and net earnings before taxes and non-controlling interest of $43.7 million on revenues of $392.2 million.  This compares with operating EBITDA of $48.6 million and net earnings, before taxes and non-controlling interest of $20.2 million on revenues of $304.4 million in the same period of 2005.

Dundee Wealth Management Inc.

➢

RESULTS OF OPERATIONS

Dundee Wealth reported net earnings for the first half of 2006 of $24.2 million on revenues of $389.9 million.  This represents a three-fold increase over net earnings of $8.1 million on revenues of $303.0 million in the same period of 2005.  EBITDA in the first six months of 2006 was $84.1 million, an increase of $34.6 million or 70% over EBITDA of $49.5 million earned in the same period of 2005.

During the first half of 2006, Dundee Wealth continued to deliver strong results from all major operating areas.  In this period, reported earnings from operations were $47.6 million, an increase of 125% over the $21.1 million earned in the same period of the prior year.  Growth has been driven by higher levels of AUM, which, at June 30, 2006 were $21.5 billion compared with $16.5 billion on June 30 of the prior year, as well as by increased capital market activities.

Net earnings in the second quarter of this year were $9.9 million compared with $2.9 million earned in the second quarter of 2005.  Included in net earnings is a $3.2 million gain recognized by Dundee Wealth on settlement of certain debt obligations.

There was general negativity in the capital markets during the second quarter of 2006.  This market adjustment impacted Dundee Wealth’s levels of AUM and AUA, resulting in market depreciation of $736 million during the current quarter.  Despite this decline, AUM were maintained at historically high levels due to continued strong asset gathering activities.  In the second quarter, Dundee Wealth gathered $714 million of new assets, including $300 million in sales by Dundee Wealth’s new structured solutions division.  In 2006, mutual fund asset growth in their investment management division continued to rank first among the top 15 largest mutual fund companies as reported by the Investment Funds Institute of Canada (“IFIC”).

(in millions of dollars)
	2006			Year-to-Date
	Second	First		and as at
	Quarter	Quarter	Year-to-Date	30-Jun-05
Balance at beginning of period	$21,574	$19,299	$19,299	$14,532
Net asset gathering activities	714	819	1,533	1,197
Market appreciation (depreciation)	(736)	1,345	609	605
Other changes in AUM, net	(11)	111	100	185
Assets under management, end of period	$21,541	$21,574	$21,541	$16,519

Assets under administration, end of period	27,472	29,333	27,472	26,766
Combined assets under management and administration, end of period	$49,013	$50,907	$49,013	$43,285

Driven primarily by growth in AUM, management fee revenue increased by $44 million or 33% in the first six months of 2006 compared to the same period of 2005.  At June 30, 2006, approximately $4.5 billion of Dundee Wealth’s AUM were subject to management fee arrangements that include a performance fee component.  Performance fee revenue is contingent on market values as at the year-ends of the underlying fund portfolio or on rollovers of limited partnership assets and accordingly, are only recorded as revenue when such amounts have been finalized.

DUNDEE CORPORATION

(in thousands of dollars)
		Three months			Six months
For the period ended June 30,	2006	% Change	2005	2006	% Change	2005
REVENUES
Management fees	$89,737	32%	$67,787	$177,402	33%	$133,408
Performance fees	-	na	470	1,250	109%	599
Redemption fees	3,364	18%	2,851	6,682	13%	5,891
Financial service	90,579	24%	73,241	198,451	23%	161,656
Other	4,598	433%	863	6,132	328%	1,432
	$188,278		$145,212	$389,917		$302,986

Reported financial service revenue from Dundee Wealth’s brokerage operations (recently branded “Dundee Financial Group”) was $198.5 million for the first six months of 2006, a 23% increase compared to $161.7 million for the same period in 2005.  In accordance with Canadian GAAP, to the extent that commissions or trailer service fees are paid by Dundee Wealth’s investment management business to Dundee Financial Group, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions.  In our case, these eliminations have been growing as the financial advisors of Dundee Financial Group are entrusting a larger percentage of their client AUA in investments managed by Dundee Wealth’s investment arm.  This positive result has a negative impact on the consolidated financial statements due to the elimination of these intersegment revenues.  The amount of intersegment commissions and trailer service fee revenues eliminated in these consolidated financial statements increased from $25.2 million in the first half of 2005 to $29.7 million in the same period of this year.

Included in financial service revenue during the first half of 2006 is approximately $33.3 million of corporate finance revenue generated by Dundee Securities Corporation (“Dundee Securities”), an increase of $16.3 million compared to the same period in 2005.  Dundee Securities is the brokerage subsidiary of Dundee Wealth.  During the first two quarters of 2006, Dundee Securities participated in 127 (2005 – 120) public and private financing transactions which collectively raised approximately $6.5 billion (2005 – $7.4 billion).

In accordance with brokerage industry practice, securities owned and securities sold short are carried at market values, with changes in market values being reported through earnings.  These unrealized gains and losses are largely dependent on capital market conditions and therefore, revenue levels from this activity may vary significantly from period to period.  Principal trading revenue increased by $7.9 million to $14.7 million in the first two quarters of 2006 compared with $6.8 million in the same period of 2005, although these revenues decreased in the second quarter of 2006 following the market decline experienced at the end of that quarter.

Operating expenses in Dundee Wealth before intersegment eliminations were $305.8 million in the first half of 2006, compared with $253.5 million in the same period of 2005.

(in thousands of dollars)
		Three months			Six months
For the period ended June 30,	2006	% Change	2005	2006	% Change	2005
EXPENSES
Selling, general and administrative	$65,060	19%	$54,578	$125,887	15%	$109,877
Variable compensation	59,772	24%	48,021	130,146	20%	108,476
Trailer service fees	25,532	42%	17,949	49,775	42%	35,160
	150,364	25%	120,548	305,808	21%	253,513
Intersegment distribution fees	(594)	(8%)	(645)	(1,221)	(9%)	(1,345)
	$149,770		$119,903	$304,587		$252,168

Selling, general and administrative costs in Dundee Wealth have increased from $109.9 million in the first six months of 2005 to $125.9 million in the same period of 2006, including an increase of $6.6 million relating to the activities of Dundee Financial Group.  Also included in this increase is approximately $4.7 million directly related to increased net asset gathering activities and higher revenues in Dundee Wealth’s investment management division.

DUNDEE CORPORATION

In February 2006, Dundee Wealth appointed Mr. James P. McClocklin and Mr. Daniel W. Brintnell, co-founders of Harrington Lane Inc. (“Harrington”), as co-heads of the retail division of Dundee Financial Group.  In connection with these appointments, Dundee Wealth acquired Harrington, a professional advisory company that was formed in 2002 by Mr. McClocklin and Mr. Brintnell to provide authoritative education, strategy, training and ongoing advice for corporate executives, managers and professional advisors seeking to service the unique financial and lifestyle needs of wealthy Canadian families.  The costs associated with the acquisitions of KL Nova Inc. in November 2005 and the subsequent acquisition of Harrington have been deferred and will be recognized as period expenses over five years.  The amortization of these costs has resulted in increased selling, general and administrative expenses in the current quarter of $1.1 million.

During the quarter, executives of Dundee Financial Group, headed by the former KL Nova principals, solidified the business plan and management structure of Dundee Financial Group, which is intended to include the retail banking business of Dundee Wealth Bank when it is transferred to Dundee Wealth.  In this regard, significant expertise was added to the bank, primarily in the area of risk management, treasury and audit.  In addition, a new fixed income group was established during the quarter and the structured product group obtained its registration as a commercial paper issuer and launched its first product in June of this year, raising $300 million through the creation of Skeena Capital Trust.  Based on the expectations of the new management team at Dundee Wealth Bank, Dundee Wealth expects to be successful in raising deposits with the launch of a fee-based investment account scheduled for September 2006.  As capital requirements within the bank are a function of deposits, this may necessitate Dundee Wealth having to re-deploy internal capital or alternatively raise additional capital in the form of debt or equity.  Concurrently, the trading operations of Dundee Financial Group, which include our traditional equity trading desk and the newly created fixed income desk and credit trading operations, are being established and will require more capital in the third quarter of 2006.

Variable compensation costs increased by 20% or $21.7 million in the first six months of 2006 compared with the same period of 2005.  In 2006, these costs represent approximately 66% of financial service revenue.  By comparison, variable compensation costs represented approximately 67% of financial service revenue in the first half of 2005.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing services to their clients.  Trailer service fees are calculated as a percentage of the fair value of associated AUM.  Therefore, we expect to see increases in trailer service fee expense corresponding to increases in our average AUM during the period.  Dundee Wealth has experienced a modest increase in proportionate trailer service fee expense, primarily because of a higher average proportion of AUM in asset gathering activities being conducted on an initial sales charge basis, which generally pay a higher trailer service fee.

➢

CHANGES IN FINANCIAL CONDITION

Brokerage Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities – Client account balances in Dundee Financial Group represent funds owing from or belonging to clients, and amounts that are pending settlement.  While these amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to our financial position.  As at June 30, 2006, client accounts receivable were $416.7 million (December 31, 2005 – $361.9 million) and client deposits and related liabilities as at June 30, 2006, were $355.6 million (December 31, 2005 – $349.9 million).  In addition, in accordance with Canadian GAAP, these client balances are reported without netting of pending trades with a single counterparty if the settlement of such trades is not simultaneous.

DUNDEE CORPORATION

Bank Indebtedness (Call Loan Facility) – Dundee Wealth’s brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank, secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary.  The call loan facility is used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company’s financial position.  Amounts borrowed pursuant to this call loan facility which, at June 30, 2006, totalled $21.0 million (December 31, 2005 – $33.2 million), are included in bank indebtedness.

Deferred Sales Commissions

The average commission rate paid on mutual fund asset gathering activities conducted on a deferred sales charge basis during the first six months of 2006 was approximately 4.2% (2005 – 4.1%).  In the first six months of 2006, Dundee Wealth paid commissions aggregating $47.7 million (2005 – $42.6 million) which have been deferred for accounting purposes and which will be amortized over a five-year period.  Amortization of deferred sales commissions was $25.7 million in the first six months of 2006 compared with $20.8 million in the same period of the prior year.  The contingent redemption fee receivable by Dundee Wealth if all assets sold on a deferred sales charge basis were redeemed at June 30, 2006 would be $286.1 million.

Conversion of Preferred Shares by Dundee Wealth

On November 28, 2005, Dundee Wealth issued preferred shares with a value of $10 million in connection with the acquisition of KL Nova Inc.  These shares carried a mandatory redemption feature in the event that the shares were not converted to common shares of Dundee Wealth prior to their maturity date.  Consequently, at December 31, 2005, these preferred shares were classified as debt on our consolidated balance sheet.  In the first quarter of 2006, Dundee Wealth exercised its right to convert the preferred shares to common shares of Dundee Wealth.  Accordingly, in the current year financial statements, this debt has been reclassified to the non-controlling interest in Dundee Wealth.

Banking Activities

Dundee Wealth Bank

Dundee Wealth Bank began operations, initially on a controlled launch basis, immediately following receipt of its Order to Commence Business from the Office of the Superintendent of Financial Institutions (“OSFI”) in July 2005.  We anticipate that Dundee Wealth Bank will offer a full range of personal banking services, including deposit and lending products, accessible directly through Internet and telephone banking or indirectly through financial advisors.  Current product offerings include a high interest savings account, long and short-term GICs and residential mortgages.  Further product offerings such as investment loans, RRSP products and debit cards are also being assessed.  Domestic banking activities will permit Dundee Financial Group’s network of financial advisors to offer their clients the benefits of a full suite of banking products and services.  Our vision is for Dundee Wealth Bank to become the bank of choice for independent financial advisors.

Net operating costs of Dundee Wealth Bank during the first half of 2006 were $3.3 million.  As at June 30, 2006, client deposits at Dundee Wealth Bank had grown to $100.1 million (December 31, 2005 – $39.9 million), including $50.7 million (December 31, 2005 – $16.5 million) in high yield savings and preferred interest chequing accounts, $4.7 million (December 31, 2005 – $8.4 million) in short-term redeemable GICs, and $44.7 million (December 31, 2005 – $15.0 million) in longer-term non-redeemable GICs.  Dundee Wealth Bank’s residential mortgage portfolio amounted to $57.7 million (December 31, 2005 – $3.3 million).

International Banking and Fund Administration Activities

Revenues from international banking and fee administration activities were $1.9 million in the first six months of 2006 compared with $1.4 million in the same period of 2005.  In the first half of 2006, international banking and administration activities reported negative earnings of $0.6 million compared with negative earnings of $0.9 million in the first six months of 2005.

DUNDEE CORPORATION

At June 30, 2006, client deposits at The Dundee Bank, our Cayman Island banking subsidiary, were US$2.4 million (December 31, 2005 – US$20.2 million) and AUA administered by our international group was US$25.2 billion (December 31, 2005 – US$21.7 billion).

Proposed Transfer of Banking Subsidiaries

In the first quarter of 2006, we agreed to sell our 100% interest in Dundee Wealth BHC, the parent company of Dundee Wealth Bank, to Dundee Wealth for cash consideration of approximately $25 million, subject to adjustments for costs incurred in Dundee Wealth BHC and its subsidiaries subsequent to December 31, 2005.

In July 2006, the Office of the Superintendent of Financial Institutions approved the transaction, and we are now in the process of completing the legal and administrative process for the acquisition including the transfer of the CDIC relationship to Dundee Wealth.  Following completion, we anticipate that Dundee Wealth will assume responsibility for funding the ongoing capital and liquidity requirements of a Schedule 1 Bank.  These capital and liquidity requirements are, amongst other things, a function of the deposit levels at the bank.  As we expect our banking business to grow, it is contemplated that there will be a need for Dundee Wealth to contribute additional capital to its subsidiary throughout the year.

REAL ESTATE SEGMENT

Our real estate division reported earnings before taxes of $41.1 million in the first six months of 2006 compared with $18.5 million in the same period of 2005.  This increase includes $17.6 million of dilution gains resulting from the issuance of equity in Dundee REIT and a gain of $9.8 million on the sale of our 50% interest in DMLP.

Land and Housing Business

➢

RESULTS OF OPERATIONS

Margins from Land and Housing Operations

Our land and housing operations generated earnings of $24.9 million on revenues of $84.5 million in the first six months of 2006, representing a contribution margin of 29.5%.  This compares with earnings of $23.2 million on revenues of $75.7 million or 30.6% in the same period of 2005.

(in thousands of dollars)
	June 30, 2006				June 30, 2005
	Revenue	Costs	Margin		Revenue	Costs	Margin
Revenue properties	$21,637	$15,763	$5,874	27.1%	$10,267	$6,703	$3,564	34.7%
Land	37,051	20,576	16,475	44.5%	29,907	16,315	13,592	45.4%
Housing and condominiums	23,211	21,988	1,223	5.3%	32,312	27,606	4,706	14.6%
Management operations	2,008	1,279	729	36.3%	2,691	1,915	776	28.8%
Other	612	-	612	100.0%	548	-	548	100.0%
	$84,519	$59,606	$24,913	29.5%	$75,725	$52,539	$23,186	30.6%

	Q2 2006				Q2 2005
	Revenue	Costs	Margin		Revenue	Costs	Margin
Revenue properties	$10,242	$7,541	$2,701	26.4%	$5,298	$3,512	$1,786	33.7%
Land	20,715	11,092	9,623	46.5%	16,122	7,298	8,824	54.7%
Housing and condominiums	13,669	12,844	825	6.0%	8,546	7,540	1,006	11.8%
Management operations	561	397	164	29.2%	1,389	974	415	29.9%
Other	167	-	167	100.0%	296	-	296	100.0%
	$45,354	$31,874	$13,480	29.7%	$31,651	$19,324	$12,327	38.9%

Revenue Properties – Margins earned from revenue properties were $5.9 million in the first six months of 2006 compared with $3.6 million in the same period of 2005.  Our real estate division continues to benefit from certain strategic acquisitions made in late 2004 and during 2005.  Revenues from our Bear Valley ski resort investment in California, which was acquired in July 2005, and the four apartment buildings acquired in May 2005 have, on a combined basis, increased revenues in the first half of 2006 by

DUNDEE CORPORATION

approximately $5.2 million compared to the same period of 2005.  This has resulted in increased contribution margins of $1.2 million.  Our investment in The Distillery Historic District has added another $5.2 million to revenues in this period compared to last year and has increased contribution margins by approximately $0.9 million.

Land – We continue to see strong demand for land in western Canada.  Revenues were especially strong in single-family lots in Edmonton where sales increased by $11 million over sales in the same period of 2005.  This has contributed to an overall increase in margins from land sales to $16.5 million in the first half of 2006 compared with $13.6 million in the same period of 2005.

Housing and Condominiums – Revenue from sales of housing and condominium units decreased in this period to $23.2 million from $32.3 million in the same period of 2005.  In the first six months of last year, we completed the sale of the Pantages condominium project in downtown Toronto, increasing revenues in that period by approximately $20 million.  In the second quarter of this year, we realized $7.3 million of revenues and earnings of $1.3 million on townhomes and single-family homes in our River Meadows project in Colorado.

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Our real estate assets increased by approximately 18% since December 31, 2005 to $269.8 million at June 30, 2006.

(in thousands of dollars)
	30-Jun-06	% Change	31-Dec-05
Land	$105,981	20%	$88,130
Housing and condominiums	70,316	33%	52,749
Revenue properties	93,465	6%	88,176
	$269,762	18%	$229,055

Land Under Development and Land Held for Development – The book value of our land inventory increased from $88.1 million at the end of 2005 to $106.0 million at June 30, 2006.  Aggregate land acquisitions in the first half of 2006 were $26.2 million.  In January 2006, we acquired 213 acres of land in High River, Alberta at a cost of approximately $10.7 million and, in the second quarter, we expanded our land inventory through the acquisition of a 160 acre land purchase in Calgary and a 12 acre land purchase in Edmonton at an aggregate cost of $14.0 million and $1.5 million, respectively.  In addition to acquisition costs, we incurred development costs of approximately $15 million, mainly in Regina and Edmonton.

Our real estate division has been very active in securing properties in western Canada.  Dundee Realty currently has a 145 acre parcel of land under contract in Edmonton and anticipates commencing development next year with a targeted completion period of three years.  The aggregate cost to acquire the land is approximately $29 million.  Subsequent to the end of the quarter, Dundee Realty contracted on a 2,000 acre parcel of land in Calgary.  The aggregate purchase price of $60 million, if completed, will be paid over the next three years, with the first installment expected in the third quarter of this year.

Inventory of Housing and Condominiums – Overall, we continue to see a strong housing market, especially in western Canada and accordingly, we continue to develop our inventory of housing and condominiums.  Housing and condominiums inventory increased 33% to $70.3 million as at June 30, 2006 compared with $52.7 million at December 31, 2005.  Included in this increase are development costs of $16.3 million in Saskatoon and Regina.  Additionally, we have incurred development costs of $5.9 million on our Princeton project in Calgary and $6.1 million on other projects.

In the second quarter of 2006, Dundee Realty acquired two office properties in downtown Toronto, Ontario at an aggregate cost of $7.0 million.  Dundee Realty acquired the properties with the intent to convert them to condominiums for re-sale.

DUNDEE CORPORATION

Revenue Properties – In the first quarter of 2006, we acquired a 50% interest in Willows Golf Inc., a golf course located in Saskatoon, for approximately $2.1 million.  Combined with ongoing development costs, our portfolio of revenue properties increased 6% in the first six months of 2006 to $93.5 million from $88.2 million at December 31, 2005.

Real Estate Debt

Real estate debt as at June 30, 2006 was $146.8 million (December 31, 2005 – $121.2 million) including $132.9 million which is divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  Approximately $48.3 million (December 31, 2005 – $49.3 million) of aggregate debt in our real estate division is subject to a fixed, weighted average interest rate of 4.37% as at June 30, 2006 (December 31, 2005 – 4.42%) and matures between 2006 and 2017.  Another $84.6 million (December 31, 2005  –  $71.9 million) of real estate debt is subject to a weighted average variable interest rate of 7.30% (December 31, 2005  –  7.16%).

In the first quarter of 2006, Dundee Realty arranged for a revolving operating facility which is available up to a formula-based maximum of $50 million.  The facility bears interest at prime plus 0.5% or at corporate Bankers’ Acceptance rates.  The facility is secured by a general security agreement and a first charge against two of Dundee Realty’s land parcels held in Calgary and Edmonton.  At June 30, 2006, Dundee Realty had borrowed $13.9 million against this facility.

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, we issued $100 million 5.85% exchangeable unsecured subordinated debentures which mature on June 30, 2015.  Each $1,000 exchangeable debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  To satisfy the conditions of the exchange, we have placed into escrow approximately 3.3 million units of Dundee Properties Limited Partnership (“DPLP”), each unit of which can be converted into a unit of Dundee REIT.  Interest on the debentures is paid semi-annually on June 30 and December 31 of each year.  At June 30, 2006, the brokerage subsidiary of Dundee Wealth held $5 million of exchangeable debentures in their portfolio of brokerage securities owned.  This intercorporate holding has been eliminated in our consolidated financial statements.  Accordingly, our debentures are reported as $95 million rather than the $100 million full issuance.  In addition, during the first quarter of 2006, a former holder of exchangeable debentures exercised the conversion feature on $30,000 of debt.  We released 1,008 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $3,000.

Under Canadian GAAP, the carrying value of the exchangeable debentures will be increased if the market value of the underlying Dundee REIT units exceed $29.75.  This change in the carrying value of the exchangeable debentures would be recorded as a charge to earnings, net of associated income tax effects, even though we would continue to hold the offsetting Dundee REIT investment.  As a result of this transaction, the Company’s reported net earnings could vary significantly from period to period.

Disposition of Property Manager to Dundee REIT

On May 12, 2006, Dundee Realty sold its 50% interest in DMLP, a property management and real estate advisory services company to Dundee REIT.  Dundee REIT already owned the remaining 50% interest in DMLP.

Proceeds from the purchase price accrued to June 30, 2006 were approximately $13.9 million and were paid through the issuance of 450,000 limited partnership units of DPLP, each unit of which may be converted to units of Dundee REIT on a one-for-one basis at our option.  The purchase agreement includes a price adjustment for up to an additional 100,000 units of DPLP, which will be delivered to Dundee Realty on June 30, 2007, subject to a formula that is based on certain minimum levels of future acquisitions to be completed by DPLP prior to that date.  Included in the proceeds of $13.9 million is the recognition of a further 35,016 limited partnership units which have been earned, but not released from escrow.  Dundee Realty recognized a gain of $9.8 million from the disposition.

DUNDEE CORPORATION

In conjunction with the transaction, DMLP and Dundee Realty agreed to extend the term of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty, for an additional five years to June 30, 2013.

Dundee REIT

Included in our equity earnings for the six months ended June 30, 2006 is $21.0 million from our investment in Dundee REIT.  Our equity earnings include a dilution gain of $17.6 million, primarily from the issuance of $170 million of equity in Dundee REIT.  Our share of earnings in the first half of 2006 were $3.4 million, including $1.0 million from discontinued operations.

Dundee REIT has realigned its portfolio over the past few years with the goal of reducing the retail component of Dundee REIT’s portfolio in order to achieve more predictable earnings.  What has emerged is a national portfolio with a significant concentration in office buildings, particularly in central and western Canada.  The pursuit of this strategy is evident in the first and second quarters of 2006, with Dundee REIT acquiring $417 million of suitable properties and achieving a gross book value in excess of $2 billion.

We received distributions from Dundee REIT of $10.3 million in the first six months of 2006 compared with $9.3 million in the same period of 2005.  We continue to elect to receive these monthly distributions in additional units and, at June 30, 2006, we held 8.8 million units of DPLP and 0.7 million units of Dundee REIT.  Collectively, this represents an interest of approximately 26%.  Approximately 3.3 million units have been pledged under the terms of our exchangeable debentures.  Assuming the conversion of our partnership units to Dundee REIT units, the market value of our total investment position at June 30, 2006 was $267.1 million, or $167.2 million net of the par value of our exchangeable debentures.

Restructuring of Dundee Realty

On June 19, 2006, we completed the first part of a plan, which will result in the restructuring of Dundee Realty and its equity interest in Dundee REIT.  Under the plan, we agreed, amongst other things, to exchange part of our holdings in common shares of Dundee Realty for redeemable preferred shares.  Concurrently, the non-controlling shareholder exercised its options to acquire additional common shares at an aggregate price of $1.7 million.  After completion of the first phase of the restructuring plan, our equity interest in Dundee Realty was diluted from 86% to 78%, resulting in an associated dilution loss of $7.0 million.

In July 2006, we completed the second and final phase of the restructuring pursuant to which Dundee Realty completed a series of steps that resulted in the transfer of approximately 8.3 million units of DPLP and 0.7 million units of Dundee REIT from Dundee Realty into our newly created, wholly owned subsidiary.  As part of the final phase of the restructuring, the non-controlling shareholder was granted an option, through the issuance of a class of Dundee Realty shares, which will enable it to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10.7 million.  If exercised, the option purchase will increase the non-controlling shareholder’s interest in Dundee Realty from 22% to 30%.  The option purchase will vest in equal installments over the six-year period and is subject to the non-controlling interest’s shareholder remaining as an employee of Dundee Realty.

RESOURCES

Earnings before taxes and non-controlling interest in the resources segment increased to $19.8 million in the first six months of 2006 compared with an operating loss of $1.0 million in the same period of 2005.  This increase results from our share of earnings in our equity accounted investments.  Currently, operating results in our resources segment are derived primarily from our equity accounted investments and from dispositions of resource investments, as our main operating subsidiary, Eurogas, is focusing on the international development of energy projects which are not yet operational, and no longer has any production revenue.

DUNDEE CORPORATION

Eurogas Corporation

Castor UGS Project (Spain)

Eurogas’ Castor UGS Project entails the conversion of the abandoned Amposta oil field (located 21 kilometers off the eastern Mediterranean coast of Spain) to natural gas storage operations.  The Corporation continued its previously stated 2006 development program during the second quarter which included the reservoir simulation study and activities related to the Front End Engineering and Design (“FEED”) study.  The FEED study is the set of key engineering documents that serve as a blueprint for the entire development project including design specifications, detailed cost estimates and project scheduling.  The FEED study is a major undertaking and a crucial building block in the Castor UGS Project development and financing.  It is also a prerequisite to selecting and appointing an engineering, procurement and construction contractor.  The FEED study is expected to be completed by early 2007.

On March 31, 2006 Spain’s Council of Ministers approved the latest revision of the Spanish government’s Electricity and Gas Infrastructure Plan (Planificación de los Sectores de Electricidad y Gas, Revision 2005-2011), which granted the Castor UGS Project an “A Urgent” category, the highest category available.  Category “A” means the project has been unconditionally approved and “Urgent” means that the project is essential to maintain the integrity of the gas system or to meet rising gas demands.  This is an essential milestone in the overall regulatory approval process.

Eurogas continued activities during the second quarter associated with the Development Concession from Spain’s Department of Energy and the Environmental Impact Statement from the Ministry of the Environment.

During the first six months of 2006, Eurogas invested $1.7 million on its development program described above including the regulatory approval process.  During the same period in the prior year, the Corporation focused on two requirements in the overall development plan including the completion of the Castor #1 appraisal well and the 3-D seismic program over the Amposta reservoir.  Total capital spending in the first six months of last year was $12.4 million.

Eurogas holds a 72% working interest in the Castor UGS Project and a 100% interest in all hydrocarbons produced from the property.

Sfax Permit (Tunisia)

Eurogas is conducting exploration programs for oil and natural gas in Tunisia.  Its 1.0 million acre Sfax Permit is located in shallow Mediterranean waters off Tunisia’s east coast in the Gulf of Gabes.  During the first six months of 2006, Eurogas invested $0.6 million (2005 – $0.6 million) on the permit.  Eurogas holds a 45% working interest and is a non-operating partner in the permit.  Planned activities include the drilling of a Ras El Besh development well (REB-3), anticipated during the first quarter of 2007 pending rig availability.

During the current quarter, Eurogas and its partner entered into a Farmout Option Agreement (the “Agreement”) with Anadarko Petroleum Corporation (”Anadarko”) for exploration on most of the Sfax Permit.  Under terms of the Agreement, Anadarko has the ability to earn a working interest of 75% following a multi-phase work program scheduled to occur over a 3½-year period.  Specifically excluded from the Agreement are three areas covering a total of 50,400 acres surrounding three prior oil discoveries, including Ras El Besh.

DUNDEE CORPORATION

Resource Based Equity Accounted Investees

In the first six months of 2006, equity earnings from resource investments were $21.0 million compared with $0.1 million earned in the same period of 2005.

Dundee Precious

In December 2005, the Board of Directors of Dundee Precious approved an investment of US$175 million to undertake the mine expansion and construction of a Metal Production Facility at the Chelopech Mine in Bulgaria.  This investment is based on the results of its Definitive Feasibility Study undertaken by GRD Minproc Ltd.  However, the delay in obtaining the ministry approval of the associated Environmental Impact Assessment has caused Dundee Precious to commence assessing alternative locations for its proposed metal processing facilities.  This may result in a slowdown of operations at Chelopech until facilities can be constructed and commissioned or alternative markets for the Chelopech concentrate can be found.

In April 2006, Dundee Precious announced that it had entered into exploration and mining concession agreements with the Government of Serbia.  The exploration concession was granted for a three year period, is renewable for an additional two years, and includes mining rights which are granted for 25 years.  Dundee Precious has committed to an aggregate net smelter and concession royalty of 4%, a cash payment of US$4 million and significant exploration commitments, of which US$13.6 million will be incurred in the first year.

Subsequent to the end of the second quarter, Dundee Precious announced that it had completed the purchase of a 100% interest in the Back River Project in Nunavut for US$6.0 million.  Dundee Precious has budgeted $15.6 million for the 2006 exploration program on this project, with a focus to accelerate drill coverage across the Back River property and assess the potential to expand the existing resource base via regional exploration success.

Dundee Precious has filed an Environmental Impact Assessment on its Krumovgrad Gold project in Bulgaria.  In December 2005, a subsidiary of Dundee Precious filed a claim against the Bulgarian Ministry of Environment and Waters for failure to render a decision on the study within the statutory time limit.  In May 2006, the Courts in Bulgaria terminated court proceedings on grounds of inadmissibility of the claim.  This decision leaves Dundee Precious open to the discretion of the Ministry to delay the decision indefinitely.  In July 2006, Dundee Precious announced that it intends to appeal the ruling of the Court.

During the six months ended June 30, 2006, Dundee Precious reported net earnings of $38.0 million.  The increase in net earnings was attributed to both an increase in operating income from mining operations, primarily as a result of increased metal prices and investment activities that generated $26 million of investment income in the current year.

We recorded equity earnings of $8.2 million in respect of our investment in Dundee Precious.  At June 30, 2006, we held approximately 11.4 million shares of Dundee Precious with a market value of $136.4 million, representing a 21% interest.

Breakwater Resources

Breakwater is a base metals company that produces zinc, lead, copper and gold concentrates.  Robust metal prices for all commodities continued in the second quarter of 2006, which resulted in significantly higher gross and net sales revenue for Breakwater.  Contribution margins from mining activities increased to $58.1 million in the first half of 2006 compared with $14.5 million in the same period of last year.  Breakwater reported net earnings of $68.3 million in the first half of 2006, resulting in equity earnings from our investment of $12.8 million.

In March 2006, we exercised our warrants to acquire 1,000,000 shares of Breakwater for $190,000.  At June 30, 2006, we held approximately 71.1 million shares of Breakwater with a market value of $88.1 million representing an 18% interest.  In addition, we held warrants to acquire an additional 30.8 million shares of Breakwater at $0.20 per share which, if exercised, would increase our interest to approximately 24%.

DUNDEE CORPORATION

Valdez Gold Corporation

During the first quarter of 2006, Valdez successfully completed a rights offering for the issuance of 15.2 million common shares at a price of $0.18 per share to raise gross proceeds of approximately $2.7 million.  Proceeds from the rights offering were used primarily to repay a demand loan that we had issued to Valdez in order for it to exercise 2.5 million warrants of Quest Capital Corporation at a price of $1.50 per share.

Dundee Corporation acquired 5.6 million shares under the rights offering.  In addition, we received 0.3 million shares with a value of $59,000 as consideration for providing a standby commitment to Valdez pursuant to which we would acquire up to 75% of shares not otherwise tendered under the rights offering.

At June 30, 2006, we held 25.9 million shares of Valdez with a market value of $9.2 million.  Equity earnings from our investment in Valdez for the first six months of 2006 were $51.

Corona Gold Corporation

At June 30, 2006, we held approximately 5.0 million shares of Corona with a market value of $2.0 million representing a 27% interest.  In the first half of 2006, we reported equity losses from our investment in Corona of $71.

Other Activities in Dundee Resources Limited (“Dundee Resources”)

Bolivian Investment Opportunities

In mid-2005, our wholly owned subsidiary, Dundee Resources signed a letter of intent with American International Trading Corporation Inc. (“AITCO”) to acquire a 50% equity interest in a wholly owned subsidiary of AITCO (“AITCO Barbados”) for US$5 million.  Dundee Resources has also agreed to provide AITCO Barbados with a US$6 million line of credit.  The proceeds of this financing are being used by AITCO to evaluate and develop certain prospective tin mining projects in Bolivia (the “Projects”).  At June 30, 2006, Dundee Resources had advanced US$3.7 million to AITCO to provide interim financing for the Projects.  Closing of this transaction is expected to be completed in the third quarter of 2006.

Dundee Resources is evaluating other Bolivian investment opportunities that may be conducted through AITCO Barbados.  It is anticipated that AITCO Barbados will spend the full US$11 million in equity and debt financing provided by Dundee Resources on the completion of pre-feasibility stage studies on the Projects over the next 12 to 18 months.  On May 1, 2006, the Bolivian Government announced a new decree which means Bolivia will regain ownership of oil and gas resources and take charge of their commercialization, relegating foreign companies to the status of operators.  While no similar action has been taken in respect of the mining industry, we will continue to monitor these events as part of our evaluation of future investment opportunities.

Iberian Minerals Corp. (INZ-TSXV) (“Iberian”)

Subsequent to the end of the quarter, Dundee Resources purchased a $25 million, 5-year convertible subordinated secured debenture in Iberian, the outstanding principal amount of which is convertible into units of Iberian at a conversion price which increases from $1.25 per unit to $1.52 per unit at maturity of the debentures.  Each unit of Iberian consists of one common share in Iberian and one-half of a warrant, each warrant being exercisable for one common share of Iberian at an exercise price of $2.00 for a period of two years.  At any time after three years, Iberian may accelerate the conversion feature if the closing price of Iberian exceeds $2.00 per share for a specified period.  Assuming conversion of the debenture into units and exercise of the share purchase warrants associated with the units, Dundee Resources would own approximately 14% of Iberian on a fully diluted basis.  The debenture bears interest at 6% per annum, which is expected to be paid in common shares of Iberian at its prevailing market price.

Iberian is a Canadian domiciled exploration and mining company that is developing the Aguas Tenidas zinc-copper polymetallic mining project (the “Project” or “Mine”) in south-eastern Spain.  In February 2006, Steffen, Robertson and Kirsten (U.K.) Ltd.,

DUNDEE CORPORATION

independent mining consultants completed a positive feasibility study on the Project.  Iberian will need to complete an additional US$100 million of debt financing in order to complete construction of the Mine.  The Project is expected to receive its final permitting in the third quarter of 2006, with construction of the Mine expected to start thereafter.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the recognition of our proportionate interest in the operating results of the underlying investee.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate2.

(in thousands of dollars)
		Three Months		Six Months
For the three and six months ended June 30,	2006	2005	2006	2005
Investment income	$3,034	$946	$5,458	$3,342
Equity earnings	95	172	343	391
	$3,129	$1,118	$5,801	$3,733

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $6.8 million in the first six months of 2006 compared with $6.4 million in the same period of 2005.

Corporate Interest Expense

Corporate interest expense was $10.1 million in the first six months of 2006 compared with $5.5 million in the same period of 2005.  The increase is primarily attributed to interest on our $100 million, 5.85% exchangeable unsecured subordinated debentures which were issued in June 2005.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Issuance of 6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”).

On June 22, 2006, we completed a public offering of 6 million Series 1 Shares.  The Series 1 Shares are generally non-voting except in limited circumstances and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.

The terms of the Series 1 Shares permit us to redeem the shares at any time after June 30, 2006 at a redemption price that declines over time, starting at $27.25 per Series 1 Share if the shares are redeemed prior to June 30, 2007, to $25.00 per share if the Series 1 Shares are redeemed after June 30, 2015 (the “Redemption Price Schedule”).  We also have the right to convert the Series 1 Shares to Subordinate Shares on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.

We may also repurchase the Series 1 Shares for cancellation, either in the open market or through a private transaction.

The Series 1 Shares are retractable by shareholders after June 30, 2016 at a price of $25.00 per Series 1 Share.

2 See “Future Accounting Changes”.

DUNDEE CORPORATION

In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends that will be paid on the Series 1 Shares will be included as interest expense on the consolidated statement of net earnings.

Corporate Debt

$150 million 6.70% Unsecured Debentures ─ On August 8, 2006, we redeemed all of the outstanding $150 million, 6.70% unsecured debentures which were due to mature on September 24, 2007.  The aggregate cash redemption price was $157.0 million and included principal of $150.0 million, accrued and unpaid interest of $3.7 million, and a redemption premium of $3.3 million.  We funded the redemption price, in part, using proceeds that we raised on our recent offering of Series 1 Shares.

Revolving Term Credit Facility ─ In May 2006, we renewed our revolving term credit facility with a Canadian chartered bank, extending the expiry date to August 31, 2006.  The Company has complied with all financial covenants required by the facility.

Income Taxes

Our net future income tax liability at June 30, 2006 was $97.6 million (December 31, 2005 – $89.1 million) including future income tax liabilities aggregating $154.8 million (December 31, 2005 – $148.7 million), offset by future income tax assets of $57.2 million (December 31, 2005 – $59.6 million).

Significant changes in future income tax balances during the first six months of 2006 were:

Ö

A decrease in net future income tax liabilities of approximately $3.4 million, reflecting substantively enacted Federal corporate income tax rate reductions introduced in the 2006 Federal budget.

Ö

An increase in future income tax liabilities of $1.4 million relating to Dundee Wealth’s acquisition of Central Ontario Financial Group.  The aggregate purchase price of $2.5 million was allocated to customer relationships.  In accordance with Canadian GAAP, we are required to calculate and include the potential income tax liability that could be incurred in respect of our possible divestment of the customer relationship, whether or not the Company intends to do so.

Ö

An increase in future income tax liabilities of $8.1 million associated with deferred sales commissions.  Commissions paid by the Dundee Wealth division which are immediately deductible for income tax purposes, although we defer these expenses for accounting purposes, with amortization occurring over five years.

Ö

An increase in net future income tax liabilities of $2.2 million. This net increase can be attributed to an increase in future tax liabilities related to the recognition of significant earnings from equity accounted investments, offset by a reduction in future income tax liabilities in respect of our investment in Dundee REIT.

The Company’s effective income tax rate was 29% for the six months ended June 30, 2006, which is lower than the combined Canadian federal and provincial statutory income tax rate of 36% due to the recognition of non-taxable equity earnings.

Non-Controlling Interest

Non-controlling interest increased from $386.0 million at the end of 2005 to $424.6 million at June 30, 2006.  Changes in the carrying value of non-controlling interests are detailed in the table that follows:

(in thousands of dollars)
	Dundee	Dundee
	Wealth	Realty	Eurogas	Total
Balance, beginning of year	$338,178	$10,056	$37,778	$386,012
Non-controlling interest in earnings	14,356	2,465	(659)	16,162
Dividends paid to non-controlling shareholders	(1,542)	-	-	(1,542)
Changes in cumulative foreign exchange adjustment	-	(169)	-	(169)
Transactions by non-controlling shareholders	23,831	480	986	25,297
Dilution (gains) loss resulting from transactions by non-controlling shareholders	(7,979)	6,957	(140)	(1,162)
Balance, end of period	$366,844	$19,789	$37,965	$424,598

DUNDEE CORPORATION

Share Capital

At June 30, 2006, there were 24,020,732 Subordinate Shares and 1,040,477 Class B common shares outstanding.  In December 2005, we issued a substantial issuer bid pursuant to which we offered to acquire up to 2.5 million Subordinate Shares.  Shareholders tendered 71,412 Subordinate Shares, all of which were cancelled at $29.50 per share.

During the first six months of 2006, we issued 3,795 Subordinate Shares under the terms of our employee share purchase plan at an average price of $33.50 per share.  We also issued 3,793 Subordinate Shares on the redemption of an equivalent number of deferred share units following the resignation of a director.  The associated deferred share units had previously been issued at a value of $22.28 per unit.

Since December 31, 2005 we have issued 168,646 Class A subordinate shares on the exercise of options at an average price of $15.79 per share.  Approximately 54,990 of these options were exercised immediately prior to their 10 year expiry date and a further 100,000 options were exercised by a former employee following his employment termination in the fourth quarter of 2005.  In addition to options exercised, we paid $3.6 million to cancel 224,306 options, the majority of which had been issued to former employees.  As at June 30, 2006 we had granted 1,499,048 options with a weighted average exercise price of $20.37 of which 1,198,448 options were exercisable, as holders had met the vesting criteria.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents increased from $413.3 million at the end of 2005 to $414.7 million as at June 30, 2006.  In addition to cash and cash equivalents, corporate investments with a carrying value of $81.4 million (December 31, 2005 – $75.9 million) and a market value at June 30, 2006 of $90.2 million (December 31, 2005 – $83.9 million) are redeemable funds managed by Dundee Wealth.

Other significant changes in our cash position and significant uses or sources of cash since December 31, 2005 are detailed below:

Significant Cash Flows from Operating Activities

Ö

Changes in operating cash flows in Dundee Financial Group may vary significantly on a day-to-day basis, but do not necessarily reflect any change in our financial position, as previously noted.  Changes in client balances represented a cash outflow of $64.3 million in the first half of 2006 as compared with cash inflows of $7.8 million in the same period of 2005.  Trading in brokerage securities owned and brokerage securities sold short generated a cash outflow of $7.2 million in the first half of 2006 compared with $10.0 million in the first half of 2005.  Consistent with changes in client account balances, amounts repaid on the call loan facility in Dundee Wealth’s subsidiary resulted in a cash outflow of $12.2 million in the first half of 2006 compared with amounts borrowed generating a cash inflow of $14.6 million in the same period of 2005.

Ö

Dundee Realty generated operating cash outflows of $4.9 million in the first half of 2006 compared with $1.2 million of cash inflows in the same period of 2005.  Dundee Realty’s operating cash flows include expenditures of $18.0 million incurred in the development of land, housing and condominium inventory.

Significant Cash Flows from Investment Activities

In the first half of 2006, $47.7 million (2005 – $42.6 million) was utilized to finance deferred sales commissions.  Increases in sales commissions paid reflect higher levels of asset gathering activities in Dundee Wealth.

Ö

During the first two quarters of 2006, we invested $10.5 million (2005 – $8.2 million) in new investments or in acquiring an increased interest in existing positions.  Proceeds from sales of corporate investments were $2.6 million in the first half of 2006.  In the first half of 2005, we generated cash inflows of $39.2 million from sales of investments.

Ö

Dundee Wealth disbursed cash of $3.9 million to complete certain acquisitions earlier in the 2006 year.

DUNDEE CORPORATION

Ö

Real estate acquisitions and development activities required cash of $26.5 million in the first half of 2006.  This compares with $53.4 million of cash required in the same period of 2005.  The 2005 results include large acquisitions of revenue properties completed by Dundee Realty in that period.

Significant Cash Flows from Financing Activities

Ö

In June 2006, we raised net proceeds of $145.6 million from a public offering of preference shares (Series 1 Shares).  Proceeds were temporarily used to repay amounts borrowed pursuant to our revolving term credit facility.  Subsequent to the end of the quarter, we redeemed our 6.70% secured debentures.  This redemption was partially funded by proceeds raised from the offering of the Series 1 Shares.

Ö

During the first half of 2006, we paid $2.4 million to acquire our shares for cancellation under the terms of our substantial issuer bid. In addition, Dundee Wealth paid $0.2 million to acquire shares under its own normal course issuer bid.

Ö

During 2006, our subsidiaries paid dividends of $1.5 million to non-controlling interests.

Ö

We received cash of $2.7 million on subscriptions of Subordinate Shares, including subscriptions on the exercise of stock options.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At June 30, 2006, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our oil and gas properties, to meet the obligations under our other contractual commitments, and to finance interest and dividend payments on our debentures and on our Series 1 Shares.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

We are responsible for funding ongoing OSFI capital requirements for our Schedule I bank.  These capital requirements are, amongst other things, a function of the deposit levels at the Dundee Wealth Bank.  As we expect our banking business to grow, it is contemplated that there will be a need to contribute additional capital to this subsidiary throughout the year.

Dundee Wealth continues to finance mutual fund sales commissions internally, thereby permitting them to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  Dundee Wealth continually assesses alternative financing opportunities to meet the potential demand for funding of commissions that may result from a significant increase in mutual fund asset gathering activities or other cash requirements.  With the release of our secured obligation following the redemption of the 6.70% secured debentures, the financing alternatives available to us and to our subsidiaries will be broadened as the restrictions on incurring secured financing on certain assets will be eliminated.  Accordingly, we will be analyzing the alternatives available to us in light of new business initiatives.

Our real estate operations will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate division in the remainder of 2006, and with existing projects under development not being completed until later years, we are budgeting for some periods of negative cash flow in this operating segment.

DUNDEE CORPORATION

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2006		2005				2004
For the three months ended,	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

Revenues	$246,836	$243,618	$345,282	$205,693	$178,125	$204,561	$188,280	$222,780
Dilution gain (loss)	(2,385)	3,547	2,946	638	97	12,992	2,377	78
Net earnings	36,310	18,460	43,518	6,414	4,193	22,226	10,372	14,376

Earnings per share
Basic	$1.45	$0.74	$1.74	$0.26	$0.17	$0.88	$0.41	$0.57
Diluted	$1.38	$0.69	$1.66	$0.24	$0.16	$0.85	$0.39	$0.55

➢

Consistent with activity in the wealth management industry, Dundee Financial Group expects higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.  Performance fees in our investment management division are only earned when they can be determined with certainty and may cause further variances in quarterly earnings.  In the fourth quarter of 2005, we reported $32.2 million of performance fee revenue compared with $7.8 million earned in the fourth quarter of 2004.  In the second quarter of 2004, revenues included a $26.8 million gain from the prepayment and termination of an investment management contract.

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  In the third quarter of 2004, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto.  In that quarter, we included revenues of $48.3 million and operating margins of $9.7 million from this project.  The second phase of the Pantages project, the Opus Tower, closed in the first quarter of 2005, generating revenues of approximately $18 million in that period.  In the second quarter of 2006, Dundee Realty sold its 50% interest in DMLP, generating an investment gain of $9.8 million.

➢

Weather conditions may also affect the operating results of our real estate division.  Arapahoe Basin and our 33% interest in Bear Valley, both ski resorts, do not operate in the summer months, reducing revenue from these properties during that period.  Development of land and single-family housing projects in western Canada is generally most extensive in the second and third quarters of each year, with sales completed in the fourth quarter following completion.

➢

Investment income, which is included with revenues in the previous table, includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢

Our share of earnings of equity accounted investees are included in net earnings for each quarter.  Earnings from each of our equity accounted subsidiaries may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.  Robust metal prices in the second quarter of 2006 increased earnings in Breakwater Resources and Dundee Precious, which contributed to $12.9 million of earnings from equity accounted investments in that period.

DUNDEE CORPORATION

➢

In the first quarter of 2005, Dundee Wealth completed a public offering, diluting our ownership interest in Dundee Wealth.  Accordingly, we recognized a dilution gain of approximately $13.0 million in that quarter.  Dilutions resulting from issuances of shares by our equity accounted investees are included as part of our share of earnings from these equity accounted investees.

FUTURE ACCOUNTING CHANGES

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” and two related standards, Section 3865, “Hedges,” and Section 1531, “Comprehensive Income.”  These standards reflect the view that fair value, not historical cost, is the appropriate way for measuring financial instruments.  The new section is expected to be effective for the 2007 fiscal year.  Under the new standards, the only financial instruments that can be carried at historical cost are items such as trade receivables, trade payables and certain financial liabilities.  Otherwise, financial instruments should generally be classified as “trading,” “held to maturity” or “available for sale.”  Financial instruments that are classified as “held to maturity” should be carried at amortized cost.  Financial instruments which are designated as “trading” will be carried at fair value with changes in unrealized gains and losses included in net earnings.  Financial instruments that are designated as “available for sale” must also be stated at fair value, but unrealized gains and losses will be applied directly to shareholders’ equity in a new category called “other comprehensive income”, on a net of tax basis.  Realized gains and losses and impairments in values on “available for sale” securities will continue to be reflected through earnings.  Equity accounted investments will continue to be accounted for based on the principles of equity accounting.

Our corporate investments are carried at cost less any provision for other than temporary impairment, except for investments that are accounted for under the equity method.  On implementation of CICA Handbook Section 3855, certain of our investments that are carried at cost will be measured on our consolidated balance sheets at fair value.  We are currently assessing whether certain of our corporate investments meet the criteria of being designated as “available for sale” in which case the unrealized gain or loss in respect of these investments, net of tax, will be recognized through comprehensive income.  Otherwise, any unrealized gain or loss will be recognized in earnings.  We expect to adopt the requirements of CICA Handbook section 3855 on January 1, 2007.

CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 12 to the 2005 Audited Financial Statements and the management’s discussion and analysis as at and for the year ended December 31, 2005.

MANAGING RISK

No changes have been identified to risk factors affecting our business and our approaches to managing these risks from those described in our management’s discussion and analysis as at and for the year ended December 31, 2005.

DUNDEE CORPORATION

FORWARD LOOKING STATEMENTS

This interim Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and condition.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, the real estate industry and the resources industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The risks, uncertainties and other factors that could influence actual results are described in the “Risk and Uncertainties” section of our Management’s Discussion and Analysis as at and for the year ended December 31, 2005.  The forward looking statements that are contained in this report are made as of August 10, 2006, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.  The reader is cautioned not to place undue reliance on forward looking statements.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

August 10, 2006

DUNDEE CORPORATION

      DUNDEE CORPORATION

         CONSOLIDATED FINANCIAL STATEMENTS

         As at and for the three and six months ended June 30, 2006 and 2005

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at June 30, 2006 and December 31, 2005
(expressed in thousands of Canadian dollars) (unaudited)

	June 30, 2006	December 31, 2005

ASSETS
Cash and cash equivalents	$414,741	$413,320
Brokerage securities owned	40,075	24,804
Accounts receivable	172,764	250,261
Client accounts receivable	474,401	365,145
Corporate investments (note 3)	451,952	387,374
Deferred sales commissions	163,233	141,266
Capital and other assets	382,818	336,187
Goodwill and other intangible assets (note 4)	453,791	451,283
TOTAL ASSETS	$2,553,775	$2,369,640

LIABILITIES
Bank indebtedness	$21,004	$33,169
Accounts payable and accrued liabilities	194,286	214,289
Brokerage securities sold short	14,183	6,099
Client deposits and related liabilities	458,333	413,380
Income taxes payable	16,418	27,410
Corporate debt (note 5)	396,476	473,100
Preference shares, series 1 (note 6)	150,000	-
Future income tax liabilities	97,600	89,142
	1,348,300	1,256,589

NON-CONTROLLING INTEREST	424,598	386,012

SHAREHOLDERS' EQUITY (note 7)
Share capital
Common shares	289,031	287,002
Contributed surplus	4,394	3,813
Retained earnings	489,894	438,926
Foreign currency translation adjustment	(2,442)	(2,702)
	780,877	727,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,553,775	$2,369,640

The accompanying notes are an integral part of these financial statements.

1

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and six months ended June 30, 2006 and 2005
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	Three Months		Six Months
	2006	2005	2006	2005
REVENUES
Management and administration fees	$90,811	$69,092	$180,730	$135,494
Redemption fees	3,364	2,851	6,682	5,891
Financial services	90,582	73,293	198,277	161,573
Real estate revenues	45,354	31,651	84,519	75,725
Oil and gas sales, net of royalties	-	(76)	-	48
	230,111	176,811	470,208	378,731
Investment income	16,725	1,314	20,246	3,955
	246,836	178,125	490,454	382,686

EXPENSES
Selling, general and administrative	74,083	61,519	142,212	122,651
Variable compensation	59,772	48,021	130,146	108,476
Trailer service fees	25,532	17,949	49,775	35,160
Operating costs, real estate	31,414	19,324	59,606	52,539
Operating costs, oil and gas properties	-	(671)	-	(656)
	190,801	146,142	381,739	318,170

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	56,035	31,983	108,715	64,516
Amortization of deferred sales commissions	13,295	10,805	25,688	20,844
Depreciation, depletion and amortization	7,849	3,641	13,188	6,633
Interest expense	7,155	4,020	14,546	7,749

OPERATING EARNINGS	27,736	13,517	55,293	29,290
Share of earnings of equity accounted investees	32,104	1,619	42,425	3,917
Dilution gains (loss)	(2,385)	97	1,162	13,089
Income taxes	-	-
Current	(5,549)	(797)	(19,947)	(8,030)
Future	(7,954)	(7,790)	(8,001)	(6,387)
	(13,503)	(8,587)	(27,948)	(14,417)

Non-controlling interest	(7,642)	(2,453)	(16,162)	(5,460)
NET EARNINGS FOR THE PERIOD	$36,310	4,193	$54,770	26,419

EARNINGS PER SHARE (note 8)
Basic	$1.45	$0.17	$2.19	$1.05
Diluted	$1.38	$0.16	$2.05	$1.00

The accompanying notes are an integral part of these financial statements.

2

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the six months ended June 30, 2006 and year ended December 31, 2005
(expressed in thousands of Canadian dollars) (unaudited)
				Foreign
				Currency
	Common	Contributed	Retained	Translation
	Shares	Surplus	Earnings	Adjustment	Total
Balance, December 31, 2004	$290,220	$2,253	$367,604	$(2,067)	$658,010
Net earnings	-	-	76,351	-	76,351
Foreign currency translation adjustment	-	-	-	(635)	(635)
Issuance of Class A subordinate shares for cash	424	-	-	-	424
Issuance of Class A subordinate shares
for non-cash consideration	45	-	-	-	45
Stock based compensation	-	1,092	-	-	1,092
Issuance of deferred share units	-	468	-	-	468
Exercise of options	-	-	-	-	-
Cancellation of options	-	-	(249)	-	(249)
Acquisition of Class A subordinate shares for cancellation	(3,687)	-	(4,662)	-	(8,349)
Costs associated with cancellation of Class A subordinate shares	-	-	(118)	-	(118)
Balance, December 31, 2005	287,002	3,813	438,926	(2,702)	727,039
Net earnings for the period	-	-	54,770	-	54,770
Foreign currency translation adjustment	-	-	-	260	260
Issuance of Class A subordinate shares for cash	84	-	-	-	84
Issuance of Class A subordinate shares
for non-cash consideration	128	-	-	-	128
Stock based compensation	-	405	-	-	405
Issuance of deferred share units	-	261	-	-	261
Exercise of options	2,663	-	-	-	2,663
Cancellation of options	-	-	(2,235)	-	(2,235)
Cancellation of DSUs	-	(85)	-	-	(85)
Acquisition of Class A subordinate shares for cancellation	(846)	-	(1,567)	-	(2,413)
Balance, June 30, 2006	$289,031	$4,394	$489,894	$(2,442)	$780,877

The accompanying notes are an integral part of these financial statements.

3

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and six months ended June 30, 2006 and 2005
(expressed in thousands of Canadian dollars) (unaudited)
	Three Months		Six Months
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$36,310	$4,193	$54,770	$26,419
Non-cash items in net earnings:	-
Depreciation, depletion and amortization	21,144	14,446	38,876	27,477
Net investment gains	(14,978)	(58)	(15,892)	(1,388)
Share of unremitted equity earnings	(32,104)	(1,619)	(42,425)	(3,917)
Dilution (gains) loss	2,385	(97)	(1,162)	(13,089)
Future income taxes	7,954	7,790	8,001	6,387
Non-controlling interest	7,642	2,453	16,162	5,460
Other	2,288	1,337	2,826	3,817
	30,641	28,445	61,156	51,166
Changes in:
Accounts receivable	3,188	1,583	71,915	16,436
Accounts payable and accrued liabilities	10,901	(18,712)	(11,360)	(30,555)
Bank indebtedness	3,506	1,824	(12,165)	14,565
Income taxes payable	(5,691)	(1,910)	(10,992)	(7,790)
Brokerage securities owned and sold short, net	4,109	(10,159)	(7,187)	(10,046)
Client accounts receivable, net of client deposits and related liabilities	(38,790)	16,296	(64,303)	7,766
Development of land, housing and condominium inventory	(12,647)	(7,376)	(17,969)	(3,569)
Other real estate working capital	2,332	869	(2,906)	(4,232)
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	(2,451)	10,860	6,189	33,741
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	(2,028)	(48,048)	(7,726)	(48,134)
Investment in other real estate assets	(15,448)	(4,253)	(18,731)	(5,313)
Sales commissions incurred on distribution of mutual funds	(21,130)	(17,845)	(47,655)	(42,607)
Proceeds from dispositions of corporate investments	2,392	291	2,622	39,159
Acquisitions of corporate investments	(1,648)	(4,462)	(10,486)	(8,242)
Acquisition of shares from non-controlling interests	-	-	(1,000)	(1,000)
Cash disbursed in business combinations	-	-	(3,879)	-
Other	(3,409)	(3,013)	(7,038)	(16,189)
CASH USED IN INVESTING ACTIVITIES	(41,271)	(77,330)	(93,893)	(82,326)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Preference Shares, Series 1, net of costs (note 6)	145,614	-	145,614	-
Issuance of exchangeale debentures, net of deferred costs on issue	-	95,853	-	95,853
Issuance of shares in subsidiaries to non controlling shareholders	4,139	11,682	6,467	60,606
Change in real estate debt	27,318	32,195	26,441	33,219
Change in corporate debt	(95,494)	25,306	(87,999)	285
Issuance of Class A subordinate shares, net of issue costs	157	206	2,747	304
Acquisition of Class A subordinate shares, net of costs	(80)	-	(2,413)	-
Cancellation of shares in subsidiary	-	(2,949)	(190)	(2,949)
Dividends paid by subsidiary to non-controlling shareholders	(773)	(704)	(1,542)	(1,158)
CASH PROVIDED FROM FINANCING ACTIVITIES	80,881	161,589	89,125	186,160
NET INCREASE IN CASH DURING THE PERIOD	37,159	95,119	1,421	137,575
Cash and cash equivalents, beginning of period	377,582	217,954	413,320	175,498
CASH AND CASH EQUIVALENTS, END OF PERIOD	$414,741	313,073	$414,741	$313,073
Cash flows from operating activities include the following:
Interest paid	$7,155	$4,020	$14,546	$7,749
Taxes paid	$12,143	$4,054	$33,738	$18,967

The accompanying notes are an integral part of these financial statements.

4

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2006

(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2005 (“2005 Audited Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2005 Audited Financial Statements.

The preparation of interim consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2.

BUSINESS COMBINATIONS

Restructuring of Dundee Realty Corporation (“Dundee Realty”)

On June 19, 2006, the Company and the non-controlling shareholder of Dundee Realty restructured their holdings in Dundee Realty, pursuant to which, amongst other things, the Company exchanged certain of its holdings in common shares of Dundee Realty for redeemable preferred shares of Dundee Realty.  Concurrently, the non-controlling shareholder exercised its options to acquire additional common shares of Dundee Realty at an aggregate exercise price of $1,680,000.  Following these transactions, the Company’s interest in Dundee Realty was diluted from 86.4% to 78.3%.  Included in net earnings for the six months ended June 30, 2006 is a dilution loss of $6,956,000 in respect of these transactions (see note 12).

Harrington Lane Inc. (“Harrington”)

On February 28, 2006, Dundee Wealth Management Inc. (“Dundee Wealth”), the Company’s 61% owned subsidiary acquired all the outstanding shares of Harrington, a professional advisory company.  Dundee Wealth paid cash of $2,000,000 on closing.  In addition, Dundee Wealth issued 350,000 common shares from its treasury with a stated value of $3,763,000 to the former principal shareholders of Harrington, who have committed themselves to Dundee Wealth under employment contracts.  These common shares are being held in escrow and will be released to the former principal shareholders of Harrington subject to certain conditions of employment, over the next five (5) years.  The aggregate purchase price of $5,763,000 has been deferred and will be charged as a period expense over a five (5) year period.

5

DUNDEE CORPORATION

Central Ontario Financial Group Inc. (“COFG”)

Effective January 1, 2006, a subsidiary of Dundee Wealth acquired COFG, an insurance company.  The aggregate purchase price of $2,500,000, together with tax thereon of $1,414,000, has been allocated to customer relationships and has been included with “goodwill and other intangible assets” (note 4) on the Company’s consolidated balance sheet and will be amortized over an estimated life of five (5) years.

3.

CORPORATE INVESTMENTS

	June 30, 2006					December 31, 2005
	Period End		Non-			Year end
	Ownership	Listed	Quoted	Loans	Total	Ownership	Total
Equity Accounted Investments
Breakwater Resources Ltd. (a)	18%	$46,528	$-	$-	$46,528	18%	$33,502
Dundee Precious Metals Inc.	21%	71,394			71,394	21%	63,177
Dundee Real Estate Investment Trust (b)	26%	181,731			181,731	31%	149,305
Other		4,136	3,951		8,087		6,703
Marketable Securities		81,381			81,381		75,945
Other Portfolio Investments		26,412	10,871	25,548	62,831		58,742
		$411,582	$14,822	$25,548	$451,952		$387,374

(a)

Book value and period end ownership are reported before considering ownership of 30,801,000 warrants to acquire additional shares of Breakwater Resources Ltd. at $0.20 per share.

(b)

Approximately 93% of the Company’s interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is held through units of Dundee Properties Limited Partnership with the remainder in publicly traded REIT units.  These limited partnership units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.  In order to satisfy the exchange feature of Exchangeable Debentures, the Company has placed approximately 3,300,000 units of Dundee Properties Limited Partnership into escrow.

The estimated fair value of corporate investments as at June 30, 2006, determined using quoted market values for listed securities and carrying values for non-quoted securities and loans, approximates $708,000,000 (December 31, 2005 - $567,000,000).  Increases in quoted market values result primarily from investments in the resource sector including Breakwater Resources Ltd. and Dundee Precious Metals Inc.

Corporate Investments Segregated by Business Segment

	June 30, 2006	December 31, 2005
Real estate	$181,731	$149,305
Resources	138,028	118,825
Other investments	132,193	119,244
	$451,952	$387,374

Investment Income and Income from Corporate Investments

		Three Months		Six Months
For the three and six months ended June 30,	2006	2005	2006	2005
Interest, dividends and foreign exchange	$1,747	$1,090	$4,354	$2,190
Realized investment gains, net
Transactions in corporate investments	1,942	224	2,856	1,765
Disposition of interest in a property management company by Dundee Realty	9,755	-	9,755	-
Other real estate gain on disposition of revenue property	50	-	50	-
Settlement of debt obligations in subsidiary of Dundee Wealth (note 5)	3,231	-	3,231	-
	16,725	1,314	20,246	3,955
Share of earnings of equity accounted investments
Share of earnings	14,703	962	24,145	2,596
Gains from dilutions of interest	17,401	657	18,280	1,321
	32,104	1,619	42,425	3,917
	$48,829	$2,933	$62,671	$7,872

6

DUNDEE CORPORATION

Disposition of Interest in Dundee Management Limited Partnership

On May 12, 2006, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”), a property management and real estate advisory services company to Dundee REIT.  Previously, Dundee REIT held a 50% interest in DMLP.  As consideration therefore, the Company received 450,000 limited partnership units of Dundee Properties Limited Partnership, which may be converted, at the Company’s option, to units of Dundee REIT on a one-for-one basis.  The purchase agreement includes a price adjustment for up to an additional 100,000 units of Dundee Properties Limited Partnership, which may be delivered to Dundee Realty on June 30, 2007 subject to a formula that is based on certain minimum levels of future acquisitions to be completed by Dundee Properties Limited Partnership on or before June 30, 2007.

As at June 30, 2006, the Company recognized proceeds of disposition of $13,914,000 and recognized a gain of $9,755,000 in respect of this transaction.  Proceeds recognized include the value of the 450,000 limited partnership units delivered at closing and an additional 35,016 limited partnership units earned pursuant to the price adjustment.

DMLP and Dundee Realty have agreed to extend the term of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty for an additional five (5) years to June 30, 2013.

4.

GOODWILL AND OTHER INTANGIBLE ASSETS

			June 30, 2006	December 31, 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$318,336	$-	$318,336	$318,332
Investment management contracts	105,015	-	105,015	105,015
Funds under administration	30,573	5,095	25,478	26,497
Customer relationships (note 2)	3,914	391	3,523	-
Bank license	1,439	-	1,439	1,439
	$459,277	$5,486	$453,791	$451,283

5.

CORPORATE DEBT

	June 30, 2006	December 31, 2005
Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$149,943	$149,920
$100 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	94,970	95,000
$100 million - revolving term credit facility due August 31, 2006	-	83,591
Other	773	773
Subsidiaries
$22.3 million - revolving term credit facility, subsidiary of Dundee Wealth due May 30, 2007	200	3,300
Mandatorily redeemable preferred shares of Dundee Wealth	-	10,000
Real estate debt, Dundee Realty	146,781	121,168
Income Trusts, subsidiary of Dundee Wealth	3,728	8,313
Other	81	1,035
	$396,476	$473,100

Notice of Early Redemption of 6.70% Senior Debentures Due September 24, 2007 (the “Debentures”)

On August 8, 2006 the Company redeemed its $150,000,000 Debentures, which were due September 24, 2007.  The aggregate cash redemption price was $157,026,000, including principal, an early redemption premium and accrued and unpaid interest to the date of redemption.  The redemption price was funded primarily with the proceeds of the Company’s offering of Series 1 Shares (see note 6).

7

DUNDEE CORPORATION

Conversion of Redeemable Preferred Shares of Dundee Wealth

In the first quarter of 2006, Dundee Wealth exercised its conversion right in respect of its mandatorily redeemable preference shares, and converted the amount of $10,000,000 to common shares of Dundee Wealth issued from its treasury.

Settlement of Debt Obligations to Multi-Fund Income Trust (“Multi-Fund”)

On June 13, 2006, a subsidiary of the Company paid $1,003,000 in full settlement of amounts owing to Multi-Fund Income Trust.  Included in investment income in the second quarter of 2006 is a gain of $3,231,000 recognized in respect of this settlement.

Revolving Term Credit Facilities with a Canadian Chartered Bank

On May 31, 2006, the Company renewed its revolving term credit facility with a Canadian chartered bank, extending the expiry date to August 31, 2006.  On May 31, 2006, a subsidiary of Dundee Wealth renewed its revolving term credit facility with a Canadian chartered bank, extending the expiry date to May 30, 2007.

6.

FIRST PREFERENCE SHARES, SERIES 1

On June 22, 2006, the Company issued 6,000,000 5.00% cumulative redeemable first preference shares, series 1 (“Series 1 Shares”) at a price of $25 per Series 1 Share.  The Series 1 Shares rank in priority to the Class A subordinate voting shares (“Subordinate Shares”) and the class B common shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  The Series 1 Shares entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.  The Series 1 Shares are generally non-voting, except in limited circumstances.

The Series 1 Shares may be redeemed, at the option of the Company, at any time after June 30, 2006 at a price per Series 1 Share which declines over time in accordance with the terms of the Series 1 Shares from $27.25 per Series 1 Share if such share is redeemed prior to June 30, 2007 to $25.00 per Series 1 Share if such share is redeemed after June 30, 2015 (the “Redemption Price Schedule”).

The Company may convert the Series 1 Shares to Subordinate Shares of the Company (the “Conversion Option”) at any time after June 30, 2006, subject to regulatory approval.  The Series 1 Shares will be converted on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.

Any redemption or conversion of the Series 1 Shares prior to June 30, 2011 is limited to circumstances where the Series 1 Shares are entitled to vote separately as a class or series by law.

The Company may, at any time, purchase the Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.

Series 1 Shares are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per Series 1 Share.

8

DUNDEE CORPORATION

7.

SHARE CAPITAL

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2005	23,907,971	$278,770	1,048,416	$8,232	24,956,387	$287,002
Transactions during the six months ended
June 30, 2006
Redeemed pursuant to issuer bids	(71,412)	(845)	-	-	(71,412)	(845)
Issuance of shares under the
share incentive plan	7,588	211	-	-	7,588	211
Options exercised	168,646	2,663	-	-	168,646	2,663
Conversion from Class B Shares
to Subordinate Shares	7,939	61	(7,939)	(61)	-	-
Outstanding June 30, 2006	24,020,732	$280,860	1,040,477	$8,171	25,061,209	$289,031

Substantial Issuer Bid

On December 12, 2005, the Company announced a substantial issuer bid to purchase up to 2,500,000 Subordinate Shares for cash, subject to certain conditions (“the Offer”).  The Offer expired on February 6, 2006.  An aggregate of 71,412 Subordinate Shares with a stated value of $846,000 were redeemed and subsequently cancelled.  The Company paid $29.50 per share or an aggregate of $2,107,000 to retire the shares.  The excess of the cancellation price of $1,261,000 over the value of stated capital has been recorded as a reduction to retained earnings.  In the first six months of 2006, transaction costs of $306,000 were incurred in respect of the Offer and were recorded as a further reduction to retained earnings.

Share Option Plan

In the first six months of 2006, the Company issued 168,646 shares on the exercise of options at an average price of $15.79 per share, including 54,990 options which were exercised immediately prior to their ten-year expiry date.  In addition, the Company cancelled 224,306 options for cash of $3,571,000, the majority of which had been issued to former senior executives.  On June 30, 2006, there were 1,499,048 options outstanding at an average exercise price of $20.37.

Deferred Share Unit Plan

During the first six months of 2006, the Company granted 7,938 deferred share units (DSU’s) under the terms of its deferred share unit plan, increasing contributed surplus by $261,000.  In addition, the Company issued 3,793 Subordinate Shares to settle obligations on an equivalent number of DSU’s previously issued.  At June 30, 2006, there were 101,468 DSU’s outstanding.  Subsequent to June 30, 2006, the Company granted 4,546 further awards of DSU’s to settle directors’ remuneration.

8.

EARNINGS PER SHARE

		Three Months		Six Months
For the three and six months ended June 30,	2006	2005	2006	2005
Net earnings available to Subordinate Share holders and
Class B Share holders	$36,310	$4,193	$54,770	$26,419
Weighted average number of shares outstanding	25,053,666	25,259,330	25,029,794	25,252,575
Basic earnings per share	$1.45	$0.17	$2.19	$1.05

Effect of dilutive securities to available net earnings	$(681)	$(149)	$(1,677)	$(428)
Effect of dilutive securities to weighted average number of shares outstanding	808,675	688,441	864,059	685,496
Diluted earnings per share	$1.38	$0.16	$2.05	$1.00

9

DUNDEE CORPORATION

9.

STOCK BASED COMPENSATION

Details of the Company’s share incentive plan components are disclosed in note 11 to the 2005 Audited Financial Statements.  The following table details the recognition of stock based compensation expense and the issuance of shares under the Company’s share incentive plan during the three and six months ended June 30, 2006 and 2005.

	Six months ended June 30, 2006					Six months ended June 30, 2005
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate
Dundee Corporation
Share purchase plan	3,795	$84	$43	$41	$84	4,828	$110	$22	$88	$110
Share option plan	168,646	2,663	-	-	-	15,000	194	-	-	-
Stock option expense over vesting period	-	-	-	-	452	-	-	-	-	461
Deferred share unit plan	3,793	-	-	-	261	-	-	-	-	140

Stock based compensation in subsidiaries
before adjusting for non-controlling interest
Dundee Wealth					7,017					4,884
Eurogas Corporation					564					537
Dundee Realty Corporation					108					47
Share of stock based compensation
in equity accounted investees					862					649
			$43	$41	$9,348			$22	$88	$6,828

	Three months ended June 30, 2006					Three months ended June 30, 2005
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate
Dundee Corporation
Share purchase plan	2,050	$45	$23	$22	$45	2,709	$60	$11	$49	$60
Share option plan	7,000	111	-	-	-	10,000	146	-	-	-
Stock option expense over vesting period	-	-	-	-	221	-	-	-	-	232
Deferred share unit plan	3,793	-	-	-	121	-	-	-	-	140

Stock based compensation in subsidiaries
before adjusting for non-controlling interest
Dundee Wealth					4,078					2,646
Eurogas Corporation					395					192
Dundee Realty Corporation					92					47
Share of stock based compensation
in equity accounted investees					281					313
			$23	$22	$5,233			$11	$49	$3,630

10. CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 12 to the 2005 Audited Financial Statements.

10

DUNDEE CORPORATION

11.  SEGMENTED INFORMATION

Segmented Earnings for the three and six months ended June 30, 2006 and 2005
	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the six months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
SEGMENTED OPERATIONS
Revenues	$392,150	$304,424	$94,324	$75,725	$287	$(183)	$6,738	$4,687	$(3,045)	$(1,967)	$490,454	$382,686
Expenses	348,451	284,177	71,791	59,568	1,539	890	18,061	12,364	(4,681)	(3,603)	435,161	353,396
OPERATING EARNINGS (LOSS)	43,699	20,247	22,533	16,157	(1,252)	(1,073)	(11,323)	(7,677)	1,636	1,636	55,293	29,290
Equity earnings	-	-	21,048	3,467	21,034	59	343	391	-	-	42,425	3,917
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEM	43,699	20,247	43,581	19,624	19,782	(1,014)	(10,980)	(7,286)	1,636	1,636	97,718	33,207
Non-controlling interest	(14,356)	(4,759)	(2,465)	(1,081)	659	380	-	-	-	-	(16,162)	(5,460)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	29,343	15,488	41,116	18,543	20,441	(634)	(10,980)	(7,286)	1,636	1,636	81,556	27,747
Dilution gains											1,162	13,089
Income tax provision											(27,948)	(14,417)
NET EARNINGS (LOSS)	$29,343	$15,488	$41,116	$18,543	$20,441	$(634)	$(10,980)	$(7,286)	$1,636	$1,636	$54,770	$26,419

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the three months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
SEGMENTED OPERATIONS
Revenues	$16,435	$146,112	$55,159	$31,651	$126	$(200)	$3,628	$1,591	$(1,614)	$(1,029)	$73,734	$178,125
Expenses		136,216	38,204	23,368	916	6	9,310	6,865	(2,432)	(1,847)	45,998	164,608
OPERATING EARNINGS (LOSS)	16,435	9,896	16,955	8,283	(790)	(206)	(5,682)	(5,274)	818	818	27,736	13,517
Equity earnings	-	-	18,977	1,929	13,032	(482)	95	172	-	-	32,104	1,619
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEM	16,435	9,896	35,932	10,212	12,242	(688)	(5,587)	(5,102)	818	818	59,840	15,136
Non-controlling interest	(5,943)	(1,803)	(2,141)	(719)	442	69	-	-	-	-	(7,642)	(2,453)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	10,492	8,093	33,791	9,493	12,684	(619)	(5,587)	(5,102)	818	818	52,198	12,683
Dilution gains											(2,385)	97
Income tax provision											(13,503)	(8,587)
NET EARNINGS (LOSS)	$10,492	$8,093	$33,791	$9,493	$12,684	$(619)	$(5,587)	$(5,102)	$818	$818	$36,310	$4,193

Segmented Assets as at June 30, 2006 and December 31, 2005
	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Goodwill	$309,301	$309,297	$-	$-	$-	$-	$9,035	$9,035	$-	$-	$318,336	$318,332
Other assets	1,159,404	1,126,757	593,405	533,360	207,130	203,270	275,500	187,921	-	-	2,235,439	2,051,308
TOTAL ASSETS	$1,468,705	$1,436,054	$593,405	$533,360	$207,130	$203,270	$284,535	$196,956	$-	$-	$2,553,775	$2,369,640

12.  SUBSEQUENT EVENTS

Transfer of Dundee Wealth BHC

During the first quarter of 2006, the Company agreed to transfer its interest in Dundee Wealth BHC to Dundee Wealth for aggregate cash consideration of approximately $25,000,000, subject to adjustments for costs incurred in Dundee Wealth BHC and its subsidiaries since December 31, 2005.  Dundee Wealth BHC holds a 100% interest in Dundee Wealth Bank, a Canadian federally chartered Schedule I Bank, and a 100% interest in The Dundee Bank, a bank licensed with the Cayman Islands Monetary Authority.  Subsequent to June 30, 2006, the Office of the Superintendent of Financial Institutions approved the transaction and the Company is currently in the process of carrying out the legal and administrative requirements in order to complete the transfer, including the transfer of the CDIC relationship to Dundee Wealth.

Investment in a $25,000,000 Subordinated Convertible Debentures of Iberian Minerals Corp.

On July 26, 2006, the Company’s wholly owned subsidiary, Dundee Resources Limited, invested $25,000,000 in a 5-year 6% convertible subordinated secured debenture granted by Iberian Minerals Corp., a company involved in the evaluation, development and mining of base metal deposits in Spain.

11

DUNDEE CORPORATION

Restructuring of Dundee Realty

On July 31, 2006, and as part of the restructuring of Dundee Realty which was initiated in the second quarter of 2006 (see note 2), Dundee Realty completed a series of further transactions that resulted in a substantial portion of the Company’s interest in Dundee REIT being separated from Dundee Realty and transferred into a new, wholly owned subsidiary of the Company.  In addition, as part of the restructuring, the non-controlling shareholder of Dundee Realty was granted an option, through the issuance of a class of Dundee Realty shares, that will enable it to acquire additional shares of Dundee Realty over a six year period at a cost of approximately $10,700,000.  If exercised, the option purchase will increase the non-controlling shareholder’s interest from 22% to 30%.  The option purchase will vest in equal annual installments over the six-year period and is subject to the non-controlling interest’s shareholder remaining as an employee of Dundee Realty.

Notice of Early Redemption of 6.70% Senior Debentures Due September 24, 2007

On August 8, 2006, the Company redeemed its outstanding $150,000,000 Debentures.  Details of the redemption are provided in note 5 to these interim financial statements.

12

DUNDEE CORPORATION